Dan Donahue
Tel 949.732.6557
Fax 949.732.6501
donahued@gtlaw.com

March 24, 2009

VIA EDGAR

Ms. Kate Tillan
Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549

Re:	CPC of America, Inc. Form 10-K for the fiscal year ended December 31, 2007 Form 10-Q for the quarterly period ended March 31, 2008 File No. 000-24053

Dear Ms. Tillan:

This firm represents CPC of America, Inc. (“Company”) and we are writing in response to your letter dated February 3, 2009 to Mr. Rod A. Shipman, president and chief executive officer of the Company.  On behalf of the Company, we provide below the Company’s responses to your letter of February 3, 2009 numbered in the manner in which your comments were provided.

We are also filing via Edgar as supplemental correspondence drafts of the Company’s proposed Amendment No. 1 to its quarterly reports on Form 10-Q for each of the three month periods ended March 31, 2008, June 30, 2008 and September 30, 2008 (each an “Amendment” and collectively the “Amendments”).  Subject to your review of and comment upon the draft Amendments, we will formally amend the aforementioned quarterly reports and also file the previously submitted draft amendment to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2007 (“2007 Form 10-K Amendment”) by way of Edgar filings.

Form 10-K for the fiscal year ended December 31, 2007

1.           Please be advised that the Company believes that the existing disclosure in the most recent draft 2007 Form 10-K Amendment adequately responds to the staff’s comment number 1.  The disclosure contained in Item 13 “Certain Relationships - Transactions Review,” located on page 24 of the 2007 Form 10-K Amendment, discloses that “all related party transactions, including without limitation, those transactions contemplated by Item 404(a) of Regulation S-K of the Securities Act of 1933, will be subject to approval by our Audit Committee.”  The foregoing disclosure from the draft 2007 Form 10-K Amendment is identical to the relevant provision in the Company’s Audit Committee Charter on the matter of related party transaction review.  Consequently, our client’s Audit Committee Charter requires that all related party transactions, regardless of materiality, be approved by the Audit Committee.  Audit Committee approval is required in advance of the consummation of those transactions.

GREENBERG TRAURIG, LLP  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM
3161 Michelson Drive, Suite 1000  ■  Irvine, California 92612  ■  Tel 949.732.6500  ■  Fax 949.732.6501
OC 286,385,567v1 3-20-09

Ms. Kate Tillan
Securities and Exchange Commission
March 24, 2009

On the basis of the foregoing, the Company respectfully submits that no further changes are required to the draft 2007 Form 10-K Amendment previously submitted to the staff by way of supplemental correspondence on January 14, 2009.

Form 10-Q for the Quarterly Period ended March 31, 2008

1.           The draft Amendment to the Company’s first quarter Form 10-Q submitted herewith has been amended to include the amount of the beneficial conversion feature on the preferred stock similar to a dividend in determining the net loss applicable to common shareholders in accordance with paragraph 8 of EITF 98-5.  The draft Amendments to the Company’s second and third quarter Form 10-Qs  have been restated to reflect the changes flowing through from the changes to the draft Amendment for the first quarter Form 10-Q.

Form 10-Q for the Quarterly Period ended September 30, 2008

2.           This will confirm that the Company will clarify in all future filings that Series C and D dividends are payable in cash or shares at the holders’ option whereas the Series E dividends are payable in cash or shares at the Company’s option.

3.           The draft Amendments for all three quarterly periods have been revised to restate the Company’s calculation of the embedded conversion feature in accordance with paragraph 5 of EITF 98-5.

Item 2. Management’s Discussion and Analysis

2.           This will confirm that the Company will provide the requested disclosure in all future filings.  Please see the risk factor disclosure located on the carryover paragraph on pages 7 and 8, and the last paragraph on page 12, of the Company’s Form 10-K for its fiscal year ended December 31, 2008 filed with the Commission on March 16, 2009 .

Item 5.  Other Information

3.           The Company had previously reported the appointment of the second director, Ms. Marcia Hein, pursuant to a current report on Form 8-K filed with the Commission on July 18, 2008.

The Company has endeavored to fully respond to the staff’s comments set forth in its February 3, 2009 letter.  On behalf of the Company, please be advised that the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GREENBERG TRAURIG, LLP ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM
3161 Michelson Drive, Suite 1000 ■  Irvine, California 92612  ■  Tel 949.732.6500  ■  Fax 949.732.6501
OC 286,385,567v1 3-20-09

Ms. Kate Tillan
Securities and Exchange Commission
March 24, 2009

Thank you in advance for your review of the enclosed.  Please contact the undersigned at (949) 732-6557 if you have any questions.

Very truly yours, Greenberg Traurig llp /s/ Daniel K. Donahue

DD/df
cc:           CPC of America, Inc.
Cacciamatta Accountancy Corporation